PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

YUTING WU *

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _______ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 2, 2021

Confidential

Mr. Eric Envall

Ms. Susan Block

Mr. Mark Brunhofer

Ms. Michelle Miller

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waterdrop Inc. (CIK No. 0001823986)
Response to the Staff’s Comments on Amendment No. 2 to Draft
Registration Statement on Form F-1 Confidentially
Submitted on February 22, 2021 (the “Draft Registration Statement”)

Dear Mr. Envall, Ms. Block, Mr. Brunhofer and Ms. Miller:

On behalf of our client, Waterdrop Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 4, 2021 related to the Draft Registration Statement.

Concurrently with the submission of this letter, the Company is submitting its amendment No. 3 to draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

April 2, 2021

The Company plans to file the Registration Statement publicly within two weeks, and would appreciate receiving the Staff’s feedback to this submission at your earliest convenience.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement Submitted February 22, 2021

The Offering, page 13

1.

After the disclosure regarding the number of ordinary shares issued and outstanding, please also include disclosure regarding the outstanding options with respect to the ordinary shares granted under your 2018 Share Incentive Plan and indicate that those options are not included in the number of outstanding ordinary shares. Please also include disclosure in the risk factor “Substantial future sales,” at page 59, regarding the number of outstanding options with respect to the ordinary shares granted under your 2018 Share Incentive Plan.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 14 and 66 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Operating revenue, net, page 89

2.

We acknowledge your responses to prior comments 2 and 3. Please revise your disclosure consistent with your responses to indicate why first year premium (FYP) is the key volume metric you use to manage your performance. In this regard, specifically disclose that commissions after the first year on long-term contracts are significantly lower than those in the first year and that you believe FYP is a strong indicator of revenue because it better demonstrates the revenue potential you may generate for an insurance policy.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 96 of the Revised Draft Registration Statement.

In addition to the revisions in response to the Staff’s comments above, the Revised Draft Registration Statement also reflects the recent development of the Company to discontinue its mutual aid business. As a part of the transition arrangement and as an effort to attract mutual aid participants to migrate as insurance policyholders, the Company voluntarily offered to continue covering mutual aid participants for their medical expenses for a short transition period and purchase a one-year complementary health insurance policy for each participant. The Company is aware of the Staff’s previous comment #10 on January 29, 2021 relating to the risk of shortfall of funds in mutual aid plans, and hopes to clarify that the above transition arrangement is the result of the Company’s own business growth initiative instead of arising from its contractual obligations.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Guang Yang, Director and General Manager of Insurance Division, Waterdrop Inc.

Kangping Shi, Chief Financial Officer, Waterdrop Inc.

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP